UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 9, 2020

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the sentences: “An updated AGM invitation reflecting the adjusted dividend proposal and further information can be found at www.credit-suisse.com/agm” and "Further information about Credit Suisse can be found at www.credit-suisse.com". Information contained on our website is not incorporated by reference into this report.

Media release Zurich, April 9, 2020

Board of Directors publishes adjusted dividend proposal for the 2020 Annual General Meeting

Zurich, April 9, 2020 – On March 25, 2020, Credit Suisse Group AG published the invitation to this year’s Annual General Meeting (AGM). In light of the COVID-19 pandemic and in response to a request by the Swiss Financial Market Supervisory Authority FINMA (FINMA), the Board of Directors today announced an adjusted dividend proposal to shareholders.

In response to a request from FINMA, the Board of Directors is submitting a revised dividend proposal for this year’s AGM. Instead of a total dividend of CHF 0.2776 gross per share as originally announced on March 25, 2020, a total of CHF 678 million[i], the Board of Directors is proposing a cash distribution of CHF 0.1388 gross per share, with half being paid from retained earnings[ii] and half out of the capital contribution reserves[iii]. In the Autumn of 2020, the Board of Directors intends to propose a second cash distribution of CHF 0.1388 gross per share, which would be presented for approval at an Extraordinary General Meeting at that time, subject to market and economic conditions.

While the Board remains of the opinion that Credit Suisse’s financial strength would have continued to support the original dividend proposal made to our shareholders, we believe that this response to FINMA’s request, in alignment with the similar decisions made by our peers, is a prudent and responsible step to preserving capital in the face of the challenges posed by the COVID-19 pandemic and will allow for a fuller evaluation of the extent of the economic impact of this crisis later in the year. Subject to confirmation following this assessment and the subsequent approval by our shareholders, the resulting aggregate dividend in 2020 would be in line with our intention to increase the dividend by at least 5% per annum.

To implement this update, the Board of Directors further adjusted its proposals with regard to the dividend related agenda item to be submitted to the 2020 AGM on April 30, 2020 as follows:

3. Appropriation of retained earnings and ordinary distribution of dividends payable out of retained earnings and capital contribution reserves
The Board of Directors proposes that the retained earnings available for appropriation of CHF 8,534 million be used as follows, and proposes distributing an ordinary total dividend of CHF 0.1388 gross per registered share, half from retained earnings and half out of the capital contribution reserves.

All other proposals of the Board of Directors remain unchanged.

Shareholders who have already issued instructions and do not wish to change them do not need to take any additional action. Their respective instructions to the independent proxy are deemed to also be valid for the adjusted dividend proposal. Shareholders who have already issued instructions to the independent proxy and want to change such instructions can do so by requesting by April 21, 2020 a new proxy form or new access data to the shareholder portal through the share register of Credit Suisse Group AG. Any changes to instructions issued to the independent proxy must be submitted until Monday, April 27, 2020.

An updated AGM invitation reflecting the adjusted dividend proposal and further information can be found at www.credit-suisse.com/agm.

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Media release

Investor Relations Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com Corporate Communications Tel: +41 844 33 88 44 E-mail: media.relations@credit-suisse.com

[i]  Based on 2,441,022,237 registered shares in issue at December 31, 2019, net of own shares held by the company
[ii]  Net of 35% Swiss withholding tax
[iii] Free of Swiss withholding tax and not subject to income tax for Swiss resident individuals

Credit Suisse
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 47,860 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Important information
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
▪	our plans, targets or goals;
▪	our future economic performance or prospects;
▪	the potential effect on our future performance of certain contingencies; and
▪	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
▪	the ability to maintain sufficient liquidity and access capital markets;
▪	market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
▪
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;

▪	the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19;
▪	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;

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Media release

▪	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
▪	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
▪	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
▪	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
▪	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
▪	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
▪	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
▪	operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪	the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
▪	the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

▪	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
▪	the potential effects of changes in our legal entity structure;
▪	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪	the ability to retain and recruit qualified personnel;
▪	the ability to maintain our reputation and promote our brand;
▪	the ability to increase market share and control expenses;
▪	technological changes instituted by us, our counterparties or competitors;
▪	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth “Risk factors” in I– Information on the company in our Annual Report 2019.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2020 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Lotte van Aanholt
Lotte van Aanholt
Date: April 9, 2020		Vice President